Exhibit 99.1

Opera Reports 29% Revenue Growth in the Fourth Quarter 2024, Exceeding Guidance Ranges for both Revenue and Adjusted EBITDA

Revenue growth accelerated further to 29% year-over-year, exceeded the guidance range at $145.8 million in the quarter

Adjusted EBITDA also exceeded the guidance range at $33.0 million in the quarter, a 23% margin

For full year 2024, revenue grew 21% year-over-year to $480.6 million with adjusted EBITDA of $115.3 million, a 24% margin, both results significantly above initial and raised expectations

Company guides first quarter 2025 revenue of $130–133 million (+29%) with adjusted EBITDA of $28–30 million (22% margin)

OSLO, Norway, February 27, 2025 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced financial results for the quarter and full year ended December 31, 2024.

“In the fourth quarter, we accelerated the growth of our browsers in high-ARPU segments and we continued to scale our intent-based audience monetization via Opera Ads, with a focus on expanded e-commerce partnerships in the context of the seasonal holiday shopping. This led us to outperform even our most recent expectations,” said co-CEO Lin Song.

“We enter 2025 with recently released versions of our flagship products, and with healthy user base trends, paired with a continuation of the elevated revenue growth trajectory into the first quarter. Our opportunity continues to be the increased adoption of our unique web browsers, paired with continued effort towards establishing Opera as a player of global scale in the broader mobile advertising ecosystem fueled by our targeting capabilities which are effective well beyond our own user base,” continued Mr. Song.

Fourth Quarter and Full-Year 2024 Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
In thousands, except percentages and per share amounts	2023	2024	% Change	2023	2024	% Change
Revenue	$113,004	$145,833	29%	$396,827	$480,648	21%

Net income	$107,450	$28,688	(73)%	$153,301	$80,771	(47)%
Net income margin	95%	20%		39%	17%

Adjusted net income (1)	$21,128	$24,759	17%	$72,284	$86,093	19%
Adjusted net income margin	19%	17%		18%	18%

Adjusted EBITDA (1)	$27,764	$32,993	19%	$93,719	$115,309	23%
Adjusted EBITDA margin	25%	23%		24%	24%

Diluted earnings per share	$1.20	$0.32	(73)%	$1.69	$0.90	(47)%
Adjusted diluted earnings per share (1)	$0.24	$0.28	17%	$0.80	$0.96	21%

Net cash flow from operating activities	$25,284	$21,643	(14)%	$82,761	$104,977	27%
As percentage of adjusted EBITDA	91%	66%		88%	91%

Free cash flow from operations (1)	$22,499	$18,635	(17)%	$72,451	$70,190	(3)%
As percentage of adjusted EBITDA	81%	56%		77%	61%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

Fourth Quarter 2024 and Recent Business Highlights

•
Further accelerated growth trajectory within advertising revenue streams, fueled by the combination of our browser monetization and our ability to deliver targeted, high purchase intent traffic to our advertising partners more broadly via the Opera Ads platform, resulting in advertising revenue growing 38% year-over-year to $93.3 million, representing 64% of total revenue.
•
Search revenue growth increased to 17% year-over-year, benefitting from continued growth of Western and GX browser users.
•
Opera's total user base was stable between the third and fourth quarter, at 296 million average monthly active users (“MAUs”), with a continued trend of growth in high-ARPU users offset primarily by a decline in users with lower monetization potential.
•
The Opera GX gaming browser had 33.9 million average MAUs in the quarter across PC and mobile, up 22% year-over-year.
•
Annualized ARPU was $1.97, an increase of 37% versus the fourth quarter of 2023.
•
Net cash flow from operating activities was $21.6 million in the quarter, adding up to $105.0 million for the year as a whole which represents a 91% conversion from adjusted EBITDA to operating cash flow in 2024. At quarter-end, cash and cash equivalents totaled $126.8 million.
•
A dividend of $0.40 per share under our semi-annual dividend program was announced in December and paid in January.
•
Opera Air was launched in February as the world’s first browser with mindfulness and productivity tools such as breathing exercises, meditation, binaural beats, and stretching integrated directly into the browsing experience.
•
In December, each two ordinary shares in the company were merged into one ordinary share and the ratio between ordinary shares and American depositary shares was changed from 2:1 to 1:1, in order to simplify the share structure and align per-share and per-ADS amounts.

Fourth Quarter 2024 Financial Results

All comparisons in this section are relative to the fourth quarter of 2023 unless otherwise stated.

Revenue increased 29% to $145.8 million.

•
Advertising revenue increased 38% to $93.3 million.
•
Search revenue increased 17% to $52.3 million.
•
Technology licensing and other revenue was $0.2 million.

Operating expenses increased 27% to $118.4 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold was $47.8 million, or 33% of revenue.
•
Personnel expenses, including share-based compensation, decreased 14% to $17.8 million. Cash-based compensation expense was $16.7 million, a 4% increase year-over-year, whereas share-based compensation expense decreased 77% to $1.1 million. The share-based compensation expense includes equity awards granted by Opera’s majority shareholder to employees of Opera even though Opera does not have any obligation to settle the awards, and such awards do not lead to dilution for Opera shareholders.
•
Marketing and distribution expenses increased 36% to $40.9 million.
•
Depreciation and amortization increased 35% to $4.4 million, primarily due to the AI data cluster acquired in early 2024.
•
All other operating expenses decreased 29% to $7.5 million, driven by a reduction in professional services and a reversal of provisions for previously expected credit losses on specific trade receivables that were settled in the period, partially offset by an increase in hosting expenses.

Operating profit was $27.6 million, representing a 19% margin, compared to an operating profit of $20.3 million and a margin of 18% in the fourth quarter of 2023.

Net finance income was $1.5 million, consisting of $0.9 million in net interest income and a foreign exchange gain of $0.6 million.

Income tax expense was $5.3 million, corresponding to an effective tax rate of 16%, and also representing 16% of adjusted EBITDA. This compares to income tax expense of $2.1 million in the fourth quarter of 2023, representing 7% of adjusted EBITDA. The tax expense level in 2023 was lowered by the initial recognition of certain deferred tax assets relating to prior share-based compensation expense. For 2024 as a whole, income tax expense represented 15% of adjusted EBITDA.

Net income was $28.7 million, representing a 20% margin, compared to net income of $107.5 million and a margin of 95% in the fourth quarter of 2023. These net income amounts include non-cash accounting gains related to changes in the year-end estimated fair value of our ownership stake in OPay, which benefitted the fourth quarter by $5.0 million in 2024, and by $89.8 million in 2023.

Adjusted net income, which excludes accounting impacts from unconsolidated investments and other items that may not be indicative of the underlying and recurring profitability of our core operations, was $24.8 million, representing a 17% margin and an increase of 17% relative to $21.1 million and a 19% margin in the fourth quarter of 2023.

Adjusted EBITDA increased 19% to $33.0 million, representing a 23% margin.

Diluted earnings per share was $0.32, whereas adjusted diluted earnings per share was $0.28. The diluted weighted average number of shares outstanding was 89.7 million. As of December 31, 2024, a total of 88,480,154 shares were outstanding.

Net cash flow from operating activities was $21.6 million, or 66% of adjusted EBITDA in the quarter, and $105.0 million, or 91% of adjusted EBITDA for the full year 2024. This compares to net cash flow from operating activities of $82.8 million, or 88% of adjusted EBITDA, in 2023. Free cash flow from operations was $18.6 million, or 56% of adjusted EBITDA in the quarter.

Business Outlook

	First Quarter 2025 Guidance	Full-Year 2025 Guidance
Revenue	$130 – 133 million	$555 – 570 million
Year-over-year revenue growth (1)	29%	17%
Adjusted EBITDA (2)	$28 – 30 million	$132 – 138 million
Adjusted EBITDA margin (1)	22%	24%

_______________

(1)
The percentages shown for revenue growth and adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.
(2)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.

“Our excitement about the potential of our product portfolio and our commercial opportunities, which we shared at the start of the fourth quarter, was well justified. Following upwards guidance adjustments throughout 2024, we still exceeded the high end of our guidance ranges for both revenue and adjusted EBITDA,” said Frode Jacobsen, CFO.

“The velocity of our growth has continued into the first quarter of 2025, and we are pleased to guide a continued 29% revenue growth rate for the current quarter,” continued Mr. Jacobsen. “In light of the rapid scaling for our advertising revenue streams, we are also in a position to anchor our initial guidance range for the full year to a higher 2025 revenue growth rate on top of a higher 2024 baseline, versus what we had recently expected.”

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the fourth quarter 2024 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to revenue, net income, net cash flow from operating activities and other financial measures presented in accordance with IFRS Accounting Standards, we use adjusted net income, adjusted net income margin, adjusted earnings per share, adjusted EBITDA, adjusted EBITDA margin and free cash flow from operations to manage our business, make planning decisions, evaluate our performance, and allocate resources. We believe adjusted net income, adjusted EBITDA and the related measures provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe free cash flow from operations provides useful information regarding our ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders, even though free cash flow from operations does not represent the residual cash flow available for discretionary expenditures.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expense, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted earnings per share is calculated as adjusted net income divided by the weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expense, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted net income margin, adjusted earnings per share, adjusted EBITDA, adjusted EBITDA margin and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

For reconciliations of these non-IFRS financial measures to the most directly comparable financial measures prepared in accordance with IFRS Accounting Standards, please see the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Revenue	$113,004	$145,833	$396,827	$480,648
Other operating income	478	89	666	2,367
Operating expenses:
Technology and platform fees	(454)	(2,513)	(3,145)	(10,010)
Content cost	(1,133)	(1,124)	(4,297)	(3,891)
Cost of inventory sold	(26,953)	(44,134)	(85,808)	(118,658)
Personnel expenses including share-based compensation	(20,617)	(17,769)	(82,750)	(79,658)
Marketing and distribution expenses	(30,148)	(40,943)	(109,947)	(131,951)
Credit loss expense	(1,329)	532	(3,967)	784
Depreciation and amortization	(3,225)	(4,353)	(13,165)	(15,582)
Impairment of non-financial assets	(116)	(109)	(681)	(113)
Non-recurring expenses	(9)	—	(698)	—
Other operating expenses	(9,169)	(7,950)	(30,143)	(31,674)
Total operating expenses	(93,154)	(118,363)	(334,603)	(390,753)
Operating profit	20,327	27,559	62,890	92,262
Share of net loss of equity-accounted investees	—	(2)	—	(2)
Fair value gain on long-term investments	89,838	5,000	89,838	5,000
Net finance income (expense):
Finance income	999	995	8,876	3,577
Finance expense	(99)	(154)	(644)	(586)
Net foreign exchange gain (loss)	(1,553)	633	(963)	(1,839)
Net finance income (expense)	(653)	1,473	7,269	1,152
Income before income taxes	109,512	34,030	159,997	98,412
Income tax expense	(2,062)	(5,342)	(6,697)	(17,642)
Net income attributable to Opera shareholders	$107,450	$28,688	$153,301	$80,771

Earnings per share:
Basic	$1.23	$0.32	$1.72	$0.91
Diluted	$1.20	$0.32	$1.69	$0.90
Weighted-average number of shares outstanding:
Basic	87,709	88,480	89,256	88,463
Diluted	89,281	89,741	90,922	89,676

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Net income	$107,450	$28,688	$153,301	$80,771
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	1,387	(2,115)	(742)	(811)
Other comprehensive income (loss)	1,387	(2,115)	(742)	(811)
Total comprehensive income attributable to Opera shareholders	$108,837	$26,573	$152,559	$79,960

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,
	2023	2024
Assets:
Property and equipment	$16,074	$34,058
Goodwill	429,856	429,742
Intangible assets	99,070	97,509
Investment in OPay	253,300	258,300
Equity-accounted investments	—	1,248
Other non-current investments and financial assets	3,049	1,760
Deferred tax assets	1,133	1,063
Total non-current assets	802,482	823,681
Trade receivables	69,382	92,823
Current receivables from sale of investments	32,797	—
Other current receivables	7,760	4,560
Cash and cash equivalents	93,863	126,797
Other current assets	4,660	7,724
Total current assets	208,461	231,904
Total assets	$1,010,943	$1,055,585

Equity:
Share capital	$18	$18
Other paid in capital	717,610	647,212
Treasury shares	(238,815)	(238,815)
Retained earnings	445,164	536,623
Foreign currency translation reserve	(4,127)	(4,938)
Total equity attributable to Opera shareholders	919,850	940,100
Liabilities:
Non-current lease liabilities	6,776	5,631
Deferred tax liabilities	2,813	8,689
Other non-current liabilities	94	71
Total non-current liabilities	9,682	14,391
Trade and other payables	52,247	75,285
Current lease liabilities	3,770	3,955
Income tax payable	1,838	3,190
Deferred revenue	10,272	5,441
Other current liabilities	13,285	13,222
Total current liabilities	81,411	101,093
Total liabilities	91,093	115,484
Total equity and liabilities	$1,010,943	$1,055,585

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the twelve months ended December 31, 2023:

	Number of shares outstanding	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2023	89,215,121	$18	$824,832	$(206,514)	$273,263	$(3,385)	$888,213
Net income	—	—	—	—	153,301	—	153,301
Other comprehensive loss	—	—	—	—	—	(742)	(742)
Share-based compensation	—	—	—	—	18,600	—	18,600
Issuance of shares upon exercise of RSUs and options	1,068,509	—	—	394	—	—	394
Share repurchases	(2,765,346)	—	—	(32,695)	—	—	(32,695)
Dividends	—	—	(107,222)	—	—	—	(107,222)
As of December 31, 2023	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850

For the twelve months ended December 31, 2024:

	Number of shares outstanding	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	80,771	—	80,771
Other comprehensive loss	—	—	—	—	—	(811)	(811)
Share-based compensation	—	—	—	—	10,689	—	10,689
Issuance of shares upon exercise of RSUs	961,870	—	—	—	—	—	—
Dividends	—	—	(70,398)	—	—	—	(70,398)
As of December 31, 2024	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Cash flows from operating activities:
Income before income taxes	$109,512	$34,030	$159,997	$98,412
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	653	(1,473)	(7,269)	(1,152)
Fair value gain on long-term investments	(89,838)	(5,000)	(89,838)	(5,000)
Share of net loss of equity-accounted investees	—	2	—	2
Impairment of non-financial assets	116	109	681	113
Depreciation and amortization	3,225	4,353	13,165	15,582
Share-based compensation	3,938	856	14,926	8,631
Other adjustments	(190)	(355)	(255)	(66)
Changes in working capital:
Trade and other receivables	(14,895)	(18,212)	(17,956)	(20,199)
Other current assets	1,194	(3,008)	(500)	(1,820)
Trade and other payables	5,412	11,607	5,310	23,038
Deferred revenue	7,084	1,970	9,277	(4,830)
Other liabilities	989	145	1,158	(86)
Income taxes paid	(1,915)	(3,380)	(5,937)	(7,649)
Net cash flow from operating activities	25,284	21,643	82,761	104,977
Cash flows from investing activities:
Purchase of equipment	(594)	(34)	(1,873)	(23,344)
Purchase of intangible assets	(250)	—	(250)	—
Development expenditure	(977)	(1,872)	(4,281)	(7,263)
Investment in an associate	—	(1,250)	—	(1,250)
Sale of long-term investments	—	833	—	1,333
Net sale of short-term investments	—	—	23,414	—
Interest received	716	995	2,989	3,412
Net cash flow from (used in) investing activities	(1,105)	(1,328)	19,999	(27,112)
Cash flows from financing activities:
Share repurchases	(13,001)	—	(32,695)	—
Dividends paid	—	8	(23,105)	(37,435)
Proceeds from exercise of share options	—	—	394	—
Repayment of borrowings	42	—	(161)	—
Payment of lease liabilities	(964)	(1,102)	(3,907)	(4,181)
Interest paid	(125)	(141)	(369)	(530)
Net cash flow used in financing activities	(14,048)	(1,236)	(59,843)	(42,146)
Net change in cash and cash equivalents	10,131	19,080	42,918	35,720
Cash and cash equivalents at beginning of period	83,505	106,005	52,414	93,863
Effect of exchange rate changes on cash and cash equivalents	227	1,713	(1,469)	(2,785)
Cash and cash equivalents at end of period	$93,863	$126,797	$93,863	$126,797

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Advertising	$67,833	$93,325	$230,980	$293,448
Search	44,704	52,321	162,168	186,273
Technology licensing and other revenue	466	187	3,679	927
Total revenue	$113,004	$145,833	$396,827	$480,648

Personnel Expenses Including Share-based Compensation

The table below presents the amounts of personnel expenses including share-based compensation:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Personnel expenses, excluding share-based compensation	$(16,053)	$(16,708)	$(65,801)	$(69,940)
Share-based compensation expense for Opera-granted awards (1)	(2,885)	(2,588)	(10,499)	(6,846)
Share-based compensation expense for parent-granted awards (2)	(1,679)	1,527	(6,451)	(2,872)
Total personnel expenses including share-based compensation	$(20,617)	$(17,769)	$(82,750)	$(79,658)

_______________

(1)
The cost of social security contributions payable in connection with equity awards is presented as part of the share-based compensation expense.
(2)
Kunlun, the ultimate parent of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Hosting	$(2,549)	$(3,126)	$(10,161)	$(12,360)
Audit, legal and other advisory services	(2,858)	(1,899)	(7,976)	(7,687)
Software license fees	(928)	(770)	(3,357)	(4,026)
Rent and other office expenses	(664)	(541)	(2,700)	(2,305)
Travel	(524)	(493)	(1,848)	(1,959)
Other	(1,646)	(1,121)	(4,100)	(3,338)
Total other operating expenses	$(9,169)	$(7,950)	$(30,143)	$(31,674)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of adjusted net income to net income:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Net income	$107,450	$28,688	$153,301	$80,771
Add (deduct):
Fair value (gain) on short-term investments (1)	—	—	(3,243)	—
Fair value (gain) on long-term investments	(89,838)	(5,000)	(89,838)	(5,000)
Share of net loss of equity-accounted investees	—	2	—	2
Non-recurring expenses	9	—	698	—
Impairment of non-financial assets	116	109	681	113
Amortization of acquired intangible assets	645	645	2,580	2,580
Share-based compensation expense	4,564	1,061	16,950	9,718
Income tax effect on adjustments	(1,818)	(747)	(8,845)	(2,091)
Adjusted net income	$21,128	$24,759	$72,284	$86,093
Diluted weighted-average number of shares outstanding	89,281	89,741	90,922	89,676
Adjusted diluted earnings per share	$0.24	$0.28	$0.80	$0.96

_______________

(1)
The fair value gain on short-term investments was presented as part of finance income in the Statement of Operations.

The following table is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Net income	$107,450	$28,688	$153,301	$80,771
Add (deduct):
Income tax expense	2,062	5,342	6,697	17,642
Net finance (income) expense	653	(1,473)	(7,269)	(1,152)
Fair value (gain) on long-term investments	(89,838)	(5,000)	(89,838)	(5,000)
Share of net loss of equity-accounted investees	—	2	—	2
Non-recurring expenses	9	—	698	—
Impairment of non-financial assets	116	109	681	113
Depreciation and amortization	3,225	4,353	13,165	15,582
Share-based compensation expense	4,564	1,061	16,950	9,718
Other operating income	(478)	(89)	(666)	(2,367)
Adjusted EBITDA	$27,764	$32,993	$93,719	$115,309

The table below reconciles free cash flow from operations to net cash flow from operating activities:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2024	2023	2024
Net cash flow from operating activities	$25,284	$21,643	$82,761	$104,977
Deduct:
Purchase of equipment	(594)	(34)	(1,873)	(23,344)
Purchase of intangible assets	(250)	—	(250)	—
Development expenditure	(977)	(1,872)	(4,281)	(7,263)
Payment of lease liabilities	(964)	(1,102)	(3,907)	(4,181)
Free cash flow from operations	$22,499	$18,635	$72,451	$70,190